UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           FORM 12b-25

                     NOTIFICATION OF LATE FILING

FORM 10-KSB FOR THE PERIOD ENDED JUNE 30, 1996

SEC File Number: 0-19852

CUSIP NUMBER: 390007409

PART I - REGISTRANT INFORMATION

GREAT AMERICAN HOTELS & RESORTS, INC.
(Full Name of Registrant)

120 Firestone Pointe, Suite 100
(Address of Principal Executive Office)(Street and Number)

Duluth, Georgia 30155
(City, State and Zip Code)

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) _X_ Yes; ___ No.

(a) The reasons described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calender day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-
F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Independent accountants could not complete the annual audit in time.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification: J. Gordon Lamb, (770)798-8500.

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). _X_ Yes; ___ No.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ___ Yes; _X_ No.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
_______________________________________________________.

                 Great American Hotels & Resorts, Inc.
             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

\s\J. Gordon Lamb
By: J. Gordon Lamb, Chief Financial Officer
Date: September 30, 1996